John A. Good PHONE: FAX: E-MAIL:	(901) 543-5901 (888) 543-4644 jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

June 4, 2012

Edward P. Bartz

Staff Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	HMS Income Fund, Inc.
Registration Statement on Form N-2, as amended
File No. 333-178548

Dear Mr. Bartz:

On behalf of HMS Income Fund, Inc. (the “Company”) and in response to the oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 1, 2012, via teleconferences, relating to the Company’s Registration Statement on Form N-2, as amended (File No. 333-178548) (the “Registration Statement”), we submit this letter containing the Company’s responses to the Staff’s comments. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response in bold.

Comment: The Staff does not believe that the assumption set forth in paragraph 6 of the Opinion of Venable LLP, included as Exhibit (l) of the Pre-Effective Amendment No. 3 to the Registration Statement, is appropriate given the purpose of the legal opinion. Please either delete or explain to the Staff the reason for the inclusion of this assumption.

Response: The Company acknowledges the Staff’s comment and, in accordance with its discussions with the Staff, has modified the assumption previously set forth in paragraph 6 of the Opinion of Venable LLP. A new opinion issued by Venable LLP has been filed as an exhibit to Pre-Effective Amendment No. 4 to the Registration Statement (“Amendment No. 4”).

Comment: Please confirm that the Company’s independent accounting firm, Grant Thornton LLP, has authorized the use of the Consent of Independent Registered Public Accounting Firm dated May 31, 2012, filed as Exhibit (n)(2) to the Pre-Effective Amendment No. 3 to the Registration Statement filed on May 31, 2012.

Response: The Company has confirmed with its independent accounting firm, Grant Thornton, LLP, that the Company is permitted to use the Consent of Independent Registered Public Accounting Firm dated May 31, 2012, filed as Exhibit (n)(2) to the Pre-Effective Amendment

June 4, 2012

No. 3 to the Registration Statement, and that a new consent of independent registered public accounting firm is not required to be filed as an exhibit to Amendment No. 4.

Comment: Please include a definition of “gross assets” in the Registration Statement, which definition specifically indicates whether such term includes cash and cash equivalents.

Response: The Company has included the definition of “gross assets” on pages 15 and 98 of Amendment No. 4 and has specifically indicated that the term “gross assets” includes cash and cash equivalents.

Comment: Please confirm that the cover page of the prospectus to be filed pursuant to Rule 497 of the Securities Act of 1933, as amended, will be in 10 point font.

Response: The Company confirms that the cover page of the prospectus to be filed pursuant to Rule 497 of the Securities Act of 1933, as amended, will be in 10 point font.

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good

John A. Good